Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended April 30, 2011.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, timing to complete technical reports, estimates of future administrative costs and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., President  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information about the Company’s CMB property can be found in the Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada dated January 20, 2011 (Rev March 10, 2011), prepared by C. Stewart Wallis, P. Geo,  Gary H. Giroux, P.Eng. MASc., and Barry A. Sparkes, P.Geo., who are “qualified persons” within the meaning of NI 43-101.  Further information on the Company’s Bootheel Project can be found in the NI 43-101 Technical Report on the Bootheel Property, Shirley Basin Mining District, Albany County, Wyoming, dated September 8, 2009  prepared by Douglas Underhill PhD C.P.G. and William E. Roscoe P. Eng. of Scott Wilson Mining who are “qualified persons” within the meaning of NI 43-101.  Additional information on the Two Time Zone can be found in the Technical Report on the CMBNW Property, Labrador Canada dated June 22, 2009, prepared by David A. Ross P.Geo, a “qualified person” within the meaning of NI 43-101.  Additional information on the Golden Promise Property can be found in the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008, prepared by Larry Pilgrim, B.Sc., P.Geo. and Gary Giroux, P.Eng., MASc., who are “Qualified Persons” within the meaning of NI 43-101.  All the above referenced Technical Reports are available on SEDAR and on our website.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on the NYSE AMEX Exchange.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada and the States of Wyoming, USA on the following properties:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador

➢	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties in Newfoundland

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

➢	Juniper Ridge Property in Wyoming

HIGHLIGHTS

The Company’s efforts for the fourth fiscal quarter of 2011 were as follows:

•	Released 2011 exploration plans for the Juniper Ridge, the Bootheel Project LLC, the CMB, and the CMB JV Properties, all of which include drilling.

•	Continued permitting on the Bootheel Project

•	Received results from the milling and refining of the bulk sampling on the Golden Promise Property.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

CMB Project

The project includes the following Property Agreements:

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 400,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  The agreement requires the Company to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. (See “Litigation” note). The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 56,250 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

Project Summary

The CMB Project is host to the C Zone – Area 1 – Armstrong Corridor, which has a current National Instrument (NI) 43-101 indicated resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  It also contains 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) in the indicated category and an additional 93.6 million pounds (28.3 million tonnes at 0.16% V2O5) in the inferred category. All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.  The 2,116 claims in 22 licences cover 529 square km and are in good standing under provincial work assessment rules until 2012 and some as late as 2019. No work is required on these claims for the foreseeable future.

The Corridor falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation. The moratorium is still in place and the Company understands that it will be revisited by the Nunatsiavut Government in September 2011.  The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

Since acquisition in 2004, the Company has completed 367 holes totalling 66,004 metres (m) on the property, including 49,633 metres in 241 holes on the main C zone and associated Area 1 and Armstrong showings. Area 1, Armstrong, and the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone.  All zones of mineralization are open for expansion, both along strike and to depth.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

Current Highlights

A budget of approximately $1.6 million has been allotted for the 2011 summer drilling program which will target the extension of the uranium-vanadium resource on the C-Zone in addition to drilling other exploration targets.  This program commenced July 2011 and is expected to take 3 months to complete.

CMB JV Project

The CMB JV Project (800 claims in 11 Licences) is a joint venture partnership with Silver Spruce Resources (“SSE”). SSE declined to participate in the 2010 program and has been diluted to a 37.4% interest. The Project is host to the Two Time Zone, which has an existing NI 43-101 indicated resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion.  (Technical Report dated June 22, 2009 filed on SEDAR and the Company website)

The Two Time Zone is the most advanced prospect within the 200 square km CMB JV.  This Zone, and in fact the majority of the CMB-JV, is located north-west of Crosshair's current CMB Project.  The Two Time Zone also falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's moratorium on uranium mining.

The 2010 summer program consisted of reconnaissance geological mapping, prospecting traverses, and biogeochemical sampling to further evaluate existing airborne radioactive anomalies or lake sediment anomalies. The most significant discovery was an angular mineralized granite float sample similar to the Two-Time mineralization assaying 3750 ppm U with elevated Mo, Pb, Cu and REE`s

Current Highlights

A budget of approximately $2.2 million has been allotted for the 2011 summer trenching and drilling program which will target several new uranium showings discovered in 2009 and 2010.  The program will also include further drilling at the Two Time Zone with the goal of expanding the known resource.  This program commenced in July 2011 and is expected to take 3 months to complete.

Target Plan of Arrangement

On March 31, 2009, Crosshair and Target Exploration and Mining Corp. (“Target”) successfully closed a plan of arrangement whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 shares for each Target common share outstanding) with an estimated market value of approximately $2.5 million based on the weighted average of Crosshair’s share price for the period two days before and after the closing date of March 31, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.)  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the same basis as the shareholders of Target, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  Crosshair now controls the Bootheel project located in Wyoming, USA.

Bootheel Project

The Wyoming properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state Leases, and 3,155.7 acres of Fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018 Exploration Inc. (“448018”), a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC, subject to certain Royalties, by completing expenditures totalling US $3 million and issuing 125,000 common shares on or

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US $3 million in expenditures on the property, thereby earning its 75% interest in the Bootheel Project.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

An additional five claims were staked in December 2009 and the Bootheel Project LLC now comprises a 100% mineral interest in 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid 1990s by Cameco Corporation (“Cameco”) as outlined in an Independent NI 43-101 Technical Report dated July 8, 2007 and filed on Sedar.

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which covers the four fee sections under lease from M J Ranches.  The data includes historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008.

Complete assay results, location maps and other information can be found on the Company website –  www.crosshairexploration.com/s/Shirley.asp

In addition to the 2008 drilling program, the historic holes were relocated, and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco was compiled by Crosshair’s geological team and was combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008.  This compilation allowed the Company to complete an independent NI 43-101 resource estimate for the Bootheel Project as referenced in the Technical Report dated September 8, 2009.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.  Additional information about the resource can be found at the Company website: www.crosshairexploration.com/s/NewsReleases.asp?ReportID=359646&_Type=News-Releases&_Title=Crosshair-Announces-Initial-Uranium-Resource-at-Bootheel.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

Current Highlights

Activities in fiscal 2011 included further base line environmental studies.  A Sage Grouse and Raptor survey was completed in June.  The Nuclear Regulatory Commission (NRC) was notified in August of the Company`s intention to file a permit application in 2012.

In the summer 2011, Crosshair plans on carrying out a $1.5 million exploration program, which will consist of further drilling, hydrogeological tests and continued permitting.  The goal of the program is to capture the balance of the historical uranium resource and complete a new resource estimate to be followed by a scoping study.  URE has declined to participate in the summer program.

Golden Promise Gold Project

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 663,750 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, (Business Combinations) and CICA 3870, (Stock-based Compensation and other Stock-based Payments) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

The project currently consists of 725 claims (18,085 ha) and one mining lease totalling 39.8 hectares

Project Summary

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 425 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.  The resource estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  The NI 43-101 compliant estimate was prepared by Gary H. Giroux, P.Eng., M.Sc., an Independent Qualified Person as defined in National Instrument 43-101, and is filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com) and on our website   www.crosshairexploration.com/i/pdf/REPORT-Sept2008.pdf

During the 2010 fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone.  The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.

Complete assay highlights, as well as a drill hole plan map, long section and core photos can be found on the Crosshair website at: www.crosshairexploration.com/s/GoldenPromise.asp.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services (“SGS”) Vancouver, BC for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the fiscal 2010 year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Thirty-nine drill core samples from the 12 infill holes drilled this year in the central part of the Jaclyn Main Deposit were also submitted to SGS for additional metallurgical test work to confirm the previous results.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, which resulted in a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly more to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

Current Highlights

The 2,200 tonne bulk sampling program was completed in December 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Two gold bars weighing 5.37 kilograms were poured and shipped to Johnson Matthey Limited in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kilograms of concentrate were also shipped to Johnson Matthey for treatment and refining.  After refining, the bars and the mill concentrate produced a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.  The cost of the program, after receipts from the gold sales, was approximately $100,000.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.

For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng. which stated an inferred resource of 921,000t at 3.02 g/t gold (for further

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

 details, please refer to: http://www.crosshairexploration.com/s/GoldenPromise.asp). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the model predicted that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

South Golden Promise Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 60% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, buy issuing a total of 100,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 38.3% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 55 square kilometers in 218 claims in 9 licences.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 meters depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 meters.  During 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study designed to evaluate potential drill targets was completed. Recommendations are being evaluated.

At Victoria Lake, an 11 hole (2,197 meters) diamond drilling program was completed in 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.  An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.  Future work will be focused on evaluating these anomalies.  Paragon declined to participate in this program and their interest will be further reduced.

Juniper Ridge Uranium Property

On October 29, 2010, Crosshair signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. to acquire the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the Juniper Ridge property will be conditionally transferred to the Company by Strathmore upon making the initial payments of US$700,000 (US$250,000 of which is payable in common shares of Crosshair).  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1.5 million for each 1% of the Gross Revenue Royalty.

Project Summary

The Juniper Ridge Property, located in Carbon County, southwest Wyoming, comprises 197 claims and one state mineral lease totaling 4,710 acres (1,906 Ha) in size.

Juniper Ridge contains a historical geological resource of 5.2 million tons grading 0.067% eU3O8 for a total 6.97 million pounds of uranium. The historical resource estimate, completed by AGIP Mining Company in 1986 was based on half-foot interval gamma logs using a tonnage factor of 17.0 cubic feet per short ton, and cut-offs of 0.03% eU3O8 over a minimum 2.0 foot interval. The resource was estimated using the polygonal method with a maximum 50 foot radius This resource estimate was completed prior to the implementation of NI 43-101 and is not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. Additional drilling will be required to verify this resource and classify it under the current standards. Given the quality of the historic work completed on the Property, Crosshair believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon.

In 2011, Crosshair plans on carrying out a $1.9 million exploration program, which will consist of 80,000 feet of drilling, metallurgy tests, and permitting studies.  The goal of the program is confirming the historical uranium resource into a National Instrument (NI) 43-101 compliant resource.  A scoping study will follow with completion expected in early 2012.  The 2011 program commenced on June 7, 2011.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following table summarizes the Company’s financial operations.  For more detailed information, please refer to the audited financial statements.

Description	Year ended April 30, 2011	Year ended April 30, 2010	Year ended April 30, 2009
Total assets
Mineral Properties
Working Capital
Shareholders’ equity
General and Administrative expenses
Property impairments and write offs
Net loss
Loss per share
Fully diluted loss per share
Mineral property expenditures & acquisitions
	$43,098,419 31,733,095 10,815,170 42,065,500 3,256,203 - (2,086,719) (0.05) (0.03) 1,347,411	$34,998,792 30,385,684 3,403,009 33,705,417 3,087,573 229,796 (2,321,078) (0.08) (0.01) 1,048,856	$33,365,659 29,336,828 2,641,169 31,849,308 6,914,903 14,000,000 (20,724,237) (0.89) (0.15) 16,264,847

Overview

For fiscal year ended April 30, 2011 the Company reported a net loss of $2,086,719 or $0.05 per common share, compared with a net loss of $2,321,078 or $0.08 per common share for the prior fiscal year.  The weighted average number of common shares for fiscal 2011 increased to 47,477,151 from 32,869,373 for the previous year.  The increase in the average number of shares outstanding was primarily due to share issuances related to the following:

•	Exercise of stock options (200,000 common shares) in the 3rd and 4th quarters of fiscal 2011
•	Various financings (13,749,875 common shares) completed in the 3rd quarter of fiscal 2011
•	Exercise of warrants (657,903 common shares) in the 3rd and 4th quarters of fiscal 2011

Expenses

Expenses for the current year were $3,256,203, $168,630 (5%)  higher than in fiscal 2010 due primarily to an increase in  stock-based compensation expense and management and consulting fees which was offset by a reduction in office and administration, rent, and wages and salaries expenses as a result of the engagement of a Management Services Company in October 2010.  Stock based compensation, management and consulting fees caused a 20% increase in the overall loss, which was offset by a 13% decrease from office and administration, rent and wages and salaries attributed to the engagement of the Management Services Company.

Stock-based compensation expense for 2011 was $151,306 (14%) higher than in 2010 due largely to new stock options being granted to certain employees and management in the 3rd and 4th quarters of fiscal 2011, and a resulting increase in expense recognition.

Consulting and management fees increased by $498,615 (279%), as a direct result of increased Company activities reflecting the return of favorable conditions in the securities market.

 In addition, investor relations expenditures increased by $83,400 (113%) from fiscal 2010 due to increasing investor and public relations activities.

Wages and salaries decreased in 2011 by $283,159 (44%) from 2010 due primarily to on-going expenditure reductions achieved by the engagement of a Management Services Company which provides administrative, geological, and corporate services at lower costs.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

The engagement of a Management Services Company also led to a decrease in office and administration expenses of $85,395 (46%), and a decrease in rent of $63,851 (54%).
Audit and accounting expenditures decreased by $55,950 (42%) compared to fiscal 2010 when additional costs attributable to SOX compliance were incurred.

Other Income (Expenses)

Other income increased in fiscal 2011 by $471,739 to $419,484 compared with recorded expenses of $52,255 in 2010.  The Company realized a gain on Marketable securities of $501,961 compared to a last year’s gain of $66,667.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. This gain was partially offset by a loss on sale of assets of $110,291. In fiscal 2010, the Company’s Sinbad project was written off and as a result $229,796 was recorded for this write-off. No write-offs of mineral properties occurred in fiscal 2011.

Future Income Tax Recovery

The company recognized a recovery of future income tax of $750,000 related to exploration activities funded by flow-through share arrangements and renounced to investors in accordance with Canadian income tax legislation.  During the current fiscal year, the Company issued 3,750,000 common shares on a flow-through basis for gross proceeds of $3,000,000.

Mineral Property Expenditures

During the current fiscal year, the Company incurred total mineral property exploration expenditures of $1,347,411 due primarily to the exploration activities on the CMB Moran Lake property totaling to $445,470 (including $200,000 of acquisition costs); CMB-JV totaling to $225,957; Bootheel totaling to $105,656 (net of recoveries); Golden Promise totaling to $493,320 (net of recoveries); and Juniper Ridge totaling to $258,458 (including $232,945 of acquisition costs)

Working Capital

Working capital was $10,815,170 as at April 30, 2011 compared with $3,403,009 as at April 30, 2010. The increase of $7,412,161 was mainly due to cash provided by financing activities of $9,995,812, which was then partially offset by operating and investing activities of the Company during fiscal 2011.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the unaudited financial statements.

Description	4Q2011	3Q2011	2Q2011	1Q2011
Total Assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Fully diluted loss per share Mineral property expenditures	43,098,419 31,733,095 10,815,170 42,065,500 (696,943) (0.01) (0.01) (154,453)	43,544,595 31,887,547 10,541,151 41,928,551 (397,476) (0.01) (0.01) 739,452	33,987,565 31,148,095 2,065,366 32,927,963 (348,556) (0.00) (0.00) 299,348	34,300,929 30,848,747 2,418,336 33,148,578 (643,744) (0.00) (0.00) 463,063

Description	4Q 2010	3Q 2010	2Q 2010	1Q 2010
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Fully diluted loss per share Mineral property expenditures	34,998,792 30,385,684 3,403,009 33,705,417 (165,796) (0.01) (0.00) 1,048,856	33,991,952 29,746,481 3,198,477 32,686,518 (423,792) (0.00) (0.00) 409,653	32,028,702 29,549,036 1,401,681 30,737,459 (902,744) (0.01) (0.01) 212,208	32,992,229 29,614,264 1,994,911 31,436,109 (828,746) (0.01) (0.01) 277,436

FOURTH QUARTER

For 4th quarter of fiscal 2011 the Company reported a net loss of $696,943 or $0.01 per common share, compared with a net loss of $165,795 or $0.01 per common share for the same quarter in the prior fiscal year.

As with the recent quarters, the largest component of the current quarter loss is represented by non-cash item: stock-based compensation charges of $556,874 which were higher in the 4th quarter of 2011, compared with $207,209 recorded in 2010. The main items offsetting the loss were a gain on marketable securities of $311,111 in the 4th quarter of fiscal 2011, and a future income tax recovery of $375,000 and a gain on marketable securities of $44,445 in the same quarter of 2010.

Other item such as legal, consulting, management, investor relations, transfer agent and filling fees were all up from the previous year quarter due to the increased activities of the Company during this fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of April 30, 2011, the Company had cash and cash equivalents of $9,931,585 (April 30, 2010 - $3,427,511) and working capital of $10,815,170 (April 30, 2010 - $3,403,009).  Cash used in operating activities during 2011 was $1,965,771 compared with $2,259,493 in 2010.  Cash utilized in investing activities was $1,525,967 when compared with $957,584 in 2010. Cash provided by financing activities increased to $9,995,812 compared with $3,817,314 in 2010 as the result of financing completed during the year and the exercises of stock options and warrants.

Cash

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

The Company completed an equity financing in the third quarter of 2011 to carry on its operations for the next 12 months and beyond April 30, 2012. To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. The Company has accrued $400,000 as a contingent liability in the event that the Company is not successful in the dispute (see “Litigation” below). The Company is also required to complete a bankable

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

Company is not successful in the dispute (see “Litigation” below). The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2011, the Company is required to spend approximately $288,669 over the next fiscal year  (net of recoveries from the government of Newfoundland and joint venture partner) to maintain the highest potential claims.

LITIGATION

Litigation with Expedition Mining Inc. (formally known as Universal Uranium Ltd.)

In April 2009, Crosshair commenced an action in British Columbia Supreme Court against Expedition Mining Inc. (“Expedition”) alleging that Expedition had knowledge of trades that artificially inflated the market price of shares of Expedition at the time that Crosshair agreed to purchase property and securities of Expedition.  The action relates to certain agreements Crosshair entered into with Expedition to acquire all of Expedition’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Expedition by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Expedition to settle all outstanding litigation between Crosshair and Expedition.

The settlement agreement requires Crosshair and Expedition to file a consent dismissal order dismissing both the Crosshair claim and the Expedition counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Expedition or vote those shares in favour of Expedition management’s proposals for a period of thirty-six months. As of April 30, 2011, Crosshair held 2,222,222 Expedition shares.

As per the original voting trust agreement between Crosshair and Expedition signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Expedition was also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of April 30, 2011, Expedition held 1,875,000 Crosshair warrants.

Pursuant to the settlement, beginning April 2010 and for the next twelve months, both Crosshair and Expedition were required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  In the case of a breach of these requirements the 2010 Voting Trust Agreement becomes null and void. Since Expedition complied with the terms of the settlement the Voting Trust Agreement remains in full force until July 30, 2013.

Litigation with Lewis Murphy

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. The appeal hearing is expected to occur in September or October 2011; however, there can be no assurance that any appeal will be resolved in favour of the Company. As of April 30, 2011, Mr. Murphy has commenced an action to recover an additional $200,000 that he claims is due as an advance royalty payment for November 2010. The company is defending this claim but there can be no assurance that this action will be resolved in favour of the Company. As a result $400,000 has been accrued and is recorded in mineral properties as at April 30, 2011.

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	April 30, 2011	Report Date
Common shares – issued and outstanding	47,477,151	47,477,151
Director, employee and contractor options – vested	2,112,435	2,942,121
Director, employee and contractor options – granted but not yet vested	2,962,186	2,132,500
Warrants to purchase shares	17,043,796	17,043,796
Underwriters warrants – rights to purchase warrants	1,499,831	1,499,831
Common shares – fully diluted	71,095,399	71,095,399

During the year ended April 30, 2011, common shares were issued as follows:

•
On December 15, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares.  The 146,993,893 pre-consolidated common shares were reduced to 36,748,349 post consolidated common shares (after taking into account the cancellation of 124 shares due to fractional rounding). Stock options and warrants were similarly adjusted. All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

•
On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units (the “flow-through units”) at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. The proceeds have been allocated based on the relative fair values of common shares and warrants as follows: common shares $2,542,956 and warrants $457,044. Each flow-through unit consisted of one flow-through common share and one half of one warrant (the “Warrant”); 1,875,000 in total.  Each whole Warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. Each flow-through unit consists of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

On  November 23, 2010, the Company also closed a brokered private placement of subscription receipts for gross proceeds of $7,000,000.  The proceeds have been allocated based on the relative fair value of common shares and warrants as follows: common shares $4,811,726 and warrants $2,188,274. The subscription receipts were subject to certain escrow release conditions.   The escrow release conditions were as follows: (i) shareholder approval of the offering of subscription receipts; and (ii) the completion of the consolidation of the Company’s Common Shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and thus the subscription receipts were converted to 9,999,999 units (the “Units”) at a price of $0.70 per Unit.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months.   The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units (“Broker’s Units”) at an exercise price of $0.70 per Broker’s Unit (valued at $519,101),

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

for a period of 24 months, expiring on November 23, 2012.  Each Broker’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 1.7%, expected life of 2 years, annualized volatility of 104%, and dividend rate of 0%.

•
657,903 warrants with an exercise price ranging from $1.00 to $1.40 per warrant were exercised for gross proceeds of $755,509.  An amount of $196,238, representing the fair value of these warrants on granting was reclassified from contributed surplus to share capital on exercise. In connection with the exercise of agent warrants 168 warrants with an exercise price of $1.20 and 63,920 warrants with an exercise price of $1.40 were issued. The 63,920 warrants issued were immediately exercised (and are included in the total warrants exercised of 657,913).

•
200,000 stock options with an exercise price ranging from $0.60 to $0.92 were exercised for gross proceeds of $166,000. An amount of $711,911, representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

As of April 30, 2011 the Company had Nil shares and warrants in escrow.

RELATED PARTY TRANSACTIONS

During the year ended April 30, 2011, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a director and officer (Mark Morabito) in common, whereby the management company will provide shared office and payroll services to the Company.  The Company incurred administrative/office costs of $699,268 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations (2010 - $203,639, 2009 -$38,498) to this management company for such services. At April 30, 2011, $72,407 (April 30, 2010 - $Nil) was still owing to this company included in due to related parties, and deposits on hand with this company of $Nil (April 30, 2010 - $130,514) were included in prepaid expenses.

•
Paid rent for its Newfoundland office of $Nil (2010 - $6,592, 2009 - $97,153) to a private company that has a director (Chris Collingwood) in common.  In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $63,600 (2010 - $50,350, 2009 - $Nil) of fees paid or accrued to company owned by a former officer (Adam Kniec) of the Company.  Management fees include $328,330 (2010 - $94,582, 2009 - $43,750) of fees paid or accrued to two private companies owned by a director and officer (Mark Morabito and Stewart Wallis) of the Company, of which $Nil (April 30, 2010 – $4,294) was still owing at April 30, 2011.

•
During the year ended April 30, 2011, the Company paid bonus amounts of $210,000 included in management fees and wages and salaries (2010 - $Nil, 2009 - $Nil) to various officers/directors (Chris Collingwood, Ian Smith, Jay Sujir, Rick Gill, Joseph Miller, Sheila Paine, Sonya Atwal, Stewart Wallis, Mark Morabito) of the Company.

•
On October 1, 2010, Crosshair sold all furniture equipment, computer equipment, and software to a management company with a director and officer (Mark Morabito) in common. As consideration for the assets, this management company paid Crosshair the total amount of $30,000, which represents the estimated fair value of the assets on the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $110,291, which was recorded as loss on disposal of assets.

•	During the year ended April 30, 2011, $Nil of management fees (2010 - $26,250, 2009 - $Nil) was paid to former directors of Target.

•	The $Nil in legal fees (2010 - $24,998, 2009 - $Nil) was paid during the year to the law firm of which a director (Jay Sujir) is a partner.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

•
At April 30, 2011, the Company had a receivable of $Nil (April 30, 2010 - $2,669) from a company with a director and officer (Mark Morabito) in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities, and is included in Receivables.

•	The Company had incurred independent directors’ fees of $Nil (2010 - $Nil, 2009 - $100,500).

The amounts charged to the Company for the services provided have been determined by negotiations among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amounts of consideration established and agreed by the related parties.

The amounts due to the related parties are non-interest bearing, with no fixed terms of repayment.

GOING CONCERN

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the year ended April 30, 2011 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant areas where management’s judgement is applied include: asset valuations, amortization of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation.  These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

Transition to IFRS from GAAP

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011. The Company plans to adopt IFRS with an adoption date of May 1, 2011 and a transition date of May 1, 2010.

IFRS Conversion

The Company’s IFRS conversion plan addresses matters including changes in accounting policies, IT and data systems, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the Company retained an IFRS conversion project manager. The accounting staff has also attended several training courses on the adoption and implementation of IFRS. Through in-depth training and detailed analysis of IFRS standards, the Company’s accounting personnel has obtained a thorough understanding of IFRS and possesses sufficient financial reporting expertise to support the Company’s future needs. The Company has also reviewed its internal and disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS. Further, the Company has assessed the impact on IT and data systems and has concluded there will be no significant impact to applications arising from the transition to IFRS.

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Set forth below are the applicable IFRS 1 optional exemption the Company expects to apply in the conversion from Canadian GAAP to IFRS.

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company expects to utilize this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by May 1, 2010.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

Decommissioning liabilities (asset retirement obligations)

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires remeasurement of the asset retirement obligation at each period end to reflect changes due to changes in various assumptions. The Company expects to utilize this exemption which allows the Company to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision will be accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at the transition date and thereafter.

Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity. However, in accordance with IFRS 1, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS. The Company has elected to utilize this exemption, and therefore not separate the two components of prior flow-through share issuances for which the related expenditures had been fully renounced as of the date of transition to IFRS.

Significant Accounting Policy Changes on Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company.  A summary of the significant accounting policy changes on transition to IFRS is provided below.

Share-based payments

The Company will modify its accounting for stock-based compensation in two significant respects to conform to the guidance in IFRS 2 Share-Based Payments.

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each instalment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

The adoption of IFRS 2 Share-Based Payments will result in an adjustment in the amount of stock-based compensation recognized during the year ended April 30, 2011. The Company has not yet quantified the impact of this change in accounting policy.

Income taxes

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.
Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as a future (or “deferred”) income tax recovery. The Company has not yet quantified the impact of this change in accounting policy.

Exploration and Evaluation Accounting

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). Under existing Canadian GAAP, the Company followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, the Company will change the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  This change of policy will result in a decrease of approximately $21.0 Million in the carrying value of resource properties and a corresponding increase in the accumulated deficit as of May 1, 2011.

Impairment of assets

Under Canadian GAAP, if there is an indication that an asset may be impaired, an impairment test must be performed. This is a two-step impairment test in which (1) undiscounted future cash flows are compared to the carrying value; and (2) if those undiscounted cash flows are less than the carrying value, the asset is written down to the fair value.

Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such an indication exists, the entity shall estimate the recoverable amount of the asset by performing a one-step impairment test, which requires a comparison of the carrying value of the asset to the higher of value in use and fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

Additionally, another difference exists as IAS 36 Impairment of Assets allows for the reversal of any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company has concluded that the adoption of this standard will not result in a change to the carrying value of its assets on transition to IFRS.

OUTLOOK

In the next 12 months, the Company plans on focusing on the two Wyoming assets and the Labrador properties.

Bootheel

The Company is developing programs that include additional drilling to expand and further delineate the uranium resource, hydrological studies and continuing base line environmental studies.   Over the next 9 months the Company plans to spend approximately $1.5 million USD on the programs as described previously.

Juniper Ridge

The Company is currently carrying out the 2011 exploration program, which includes 80,000 feet of drilling to upgrade the uranium resource, metallurgical studies and permitting.  Over the next 9 months, the Company plans to spend approximately $1.9 million on the program.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

Central Mineral Belt

Crosshair is actively working with the Nunatsiavut Government to insure that they are on track with achieving the milestones to establish a lands administration system, to develop an Environmental Assessment Act, and to develop environmental protection legislation with the goal of having the moratorium lifted.     Over the next 9 months, the Company plans to carry out drill programs on both the C zone and Two-Time resources in addition to evaluating other uranium targets. The proposed expenditures on the CMB and CMB-JV are estimated to be $3.8 million.
Golden Promise

The Company has completed the planned bulk sampling program and the results warrant further work.   An updated NI 43-101 report is planned for later this year.

South Golden Promise

An airborne survey has outlined several anomalous areas, which will be the focus of future work programs.

All expenditures mentioned above will be made from the Company’s current funds on hand.

GENERAL

The Company records its interest in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.  When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Nunatsiavut Government Moratorium

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs.  The moratorium currently remains in place. As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium is not expected to materially affect the Company’s operations or prospects, however, given the negative impact on capital market sentiment toward the area it has become more difficult to raise capital as needed.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the year ended April 30, 2011
Date Prepared: July 25, 2011

and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Crosshair Exploration Mining Corp. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the year ended April 30, 2011 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The board of directors of Crosshair Exploration and Mining Corp. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.